# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wayfair Inc., CIK 0001616707
CUSIP: 94419L101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4 COPLEY PLACE, BOSTON, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001340807

## Reporting persons
- Bares Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b)

## Item 1. Issuer
Name of issuer: Wayfair Inc.
Address of issuer's principal executive offices: 4 COPLEY PLACE, BOSTON, MASSACHUSETTS, 02116

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bares Capital Management, Inc.: James J. Creel Jr., CEO (11/07/2025)